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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

                               ----------------

                     Solicitation/Recommendation Statement
                      Pursuant to Section 14(d)(4) of the
                        Securities Exchange Act of 1934

                               ----------------

                    PLATINUM technology International, inc.
                           (Name of Subject Company)

                    PLATINUM technology International, inc.
                      (Name of Person(s) Filing Statement)

                    Common Stock, Par Value $.001 Per Share
           (Including the Associated Preferred Stock Purchase Rights)
                         (Title of Class of Securities)

                                   72764T101
                     (CUSIP Number of Class of Securities)

                              ANDREW J. FILIPOWSKI
                     President and Chief Executive Officer
                             1815 South Meyers Road
                        Oakbrook Terrace, Illinois 60181
                                 (630) 620-5000
  (Name, Address and Telephone Number of Persons Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                               ----------------

                                With a copy to:
                                 ARTHUR W. HAHN
                                MATTHEW S. BROWN
                             Katten Muchin & Zavis
                                   Suite 1600
                             525 West Monroe Street
                          Chicago, Illinois 60661-3693
                                 (312) 902-5200

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Item 1. Security and Subject Company.

   The name of the subject company is PLATINUM technology International, inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 1815 South Meyers Road, Oakbrook Terrace, Illinois 60181-5241. The title of the class of equity securities to which this statement relates is the Company's common stock, par value $.001 per share (the "Common Stock"). Unless the context otherwise requires, as used herein, the term "Shares" shall mean shares of the Common Stock and the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of December 21, 1995 (the "Rights Agreement"), between the Company and Harris Trust and Savings Bank, as Rights Agent.

Item 2. Tender Offer of the Bidder.

   This statement relates to the tender offer (the "Offer") described in the Tender Offer Statement on Schedule 14D-1 dated April 2, 1999 (as amended or supplemented, the "Schedule 14D-1"), filed by HardMetal, Inc., a Delaware corporation (the "Purchaser"), and a wholly owned subsidiary of Computer Associates International, Inc., a Delaware corporation ("Computer Associates"), with the Securities and Exchange Commission (the "Commission"). The Schedule 14D-1 relates to an offer by the Purchaser to purchase all the issued and outstanding Shares at a price of $29.25 per Share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated April 2, 1999, as amended or supplemented, and the related Letter of Transmittal (which together constitute the "Offer Documents"). The Offer Documents indicate that the principal executive offices of the Purchaser and Computer Associates are located at One Computer Associates Plaza, Islandia, New York 11788-7000.

   The Offer is being made pursuant to the Agreement and Plan of Merger dated as of March 29, 1999 (the "Merger Agreement"), among the Company, Computer Associates and the Purchaser. A copy of the Merger Agreement is referenced as
Exhibit 1 to this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") and is incorporated herein by reference in its entirety. Pursuant to the Merger Agreement, following the consummation of the Offer, upon the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation"). In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held in the treasury of the Company, Shares owned by Computer Associates, the Purchaser or any other subsidiary of Computer Associates, or Shares held by stockholders who properly exercise their dissenters' rights under the Delaware General Corporation Law ("Delaware Law")) will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive $29.25 per Share (or any higher price paid per Share in the Offer), net to the seller in cash, without interest thereon (the "Merger Consideration"). Each outstanding share of Class II Series B Convertible Preferred Stock ("Series B Stock") of the Company will also be converted into the right to receive the Merger Consideration in the Merger. The Merger Agreement is summarized in Item 3 of this Schedule 14D-9.

Item 3. Identity and Background.

   (a) The name and address of the Company, which is the person filing this
Schedule 14D-9, are set forth in Item 1 above. Unless the context otherwise requires, references to the Company in this Schedule 14D-9 are to the "Company" and its direct and indirect subsidiaries, viewed as a single entity.

   (b) Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates are described in Annex A attached to this Schedule 14D-9 and incorporated herein by reference.

   Except as described or incorporated by reference herein, to the knowledge of the Company, as of the date hereof, there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Computer Associates or its executive officers, directors or affiliates.

   Merger Agreement. The following summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 1 to this Schedule 14D-9 and is incorporated herein by reference. The Merger Agreement should be read in its entirety for a more complete description of the matters summarized below.

   The Offer. The Merger Agreement provides for the making of the Offer. The obligation of the Purchaser to accept for payment or pay for Shares is subject to the satisfaction of the condition that there shall be validly tendered in accordance with the terms of the Offer prior to the expiration date of the Offer and not withdrawn a number of Shares which, together with the Shares then owned by Computer Associates and the Purchaser, represents at least a majority of the total number of outstanding Shares, assuming the exercise of all outstanding options, rights and convertible securities (if any) and the issuance of all Shares that the Company is obligated to issue (such total number of outstanding Shares being hereinafter referred to as the "Fully Diluted Shares") (the "Minimum Condition") and certain other conditions that are described below. Pursuant to the Merger Agreement, Computer Associates and the Purchaser expressly reserve the right to waive the conditions to the Offer and to make any change in the terms or conditions of the Offer; provided that, without the written consent of the Company, no change may be made which changes the form of consideration to be paid, decreases the price per Share or the number of Shares being sought in the Offer, imposes conditions to the Offer in addition to those set forth in the Merger Agreement, changes or waives the Minimum Condition, extends the Offer (except as set forth in the Merger Agreement), or makes any other change to any condition to the Offer set forth in the Merger Agreement which is adverse to the holders of Shares.

   In addition, subject to Computer Associates' or the Company's ability to terminate the Merger Agreement under certain circumstances, if the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), shall not have expired or been terminated as of the date the Offer would otherwise have expired, the Purchaser has agreed, pursuant to the Merger Agreement, to extend the Offer from time to time until the date that such waiting period has expired or been terminated.

   Conditions of the Offer. Notwithstanding any other provision of the Offer, Computer Associates and Purchaser shall not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares after the termination or withdrawal of the Offer)) to pay for any Shares, if by the expiration of the Offer (as it may be extended in accordance with the requirements of the Merger Agreement), the Minimum Condition shall not have been satisfied or at any time on or after March 29, 1999 and prior to the acceptance for payment of Shares pursuant to the Offer, any of the following conditions exist:

     (a) there shall be instituted or pending any action or proceeding by any Governmental Entity, (i) challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly to restrain or prohibit the acquisition by Purchaser or any of its affiliates of Shares pursuant to the Stockholder Option Agreement, the making of the Offer, the acceptance for payment of or payment for some of or all the Shares by Computer Associates or Purchaser or the consummation by Computer Associates or Purchaser of the Merger, seeking to obtain material damages or otherwise directly or indirectly relating to the transactions contemplated by the Stockholder Option Agreement, the Merger Agreement, the Offer or the Merger, (ii) seeking to restrain or prohibit Computer Associates' or Merger Subsidiary's ownership or operation (or that of their respective subsidiaries or affiliates) of all or any material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or of Computer Associates and its subsidiaries, taken as a whole, or to compel Computer Associates or any of its subsidiaries or affiliates to dispose of or hold separate all or any material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or of Computer Associates and its subsidiaries, taken as a whole, (iii) seeking to impose material limitations on the ability of Computer Associates or any of its subsidiaries or affiliates effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by Computer Associates or any of its subsidiaries or affiliates on all matters properly presented to the Company's stockholders or (iv) seeking to require divestiture by Computer Associates or any of its subsidiaries or affiliates of any Shares; or

     (b) there shall be any action taken, or any statute, rule, regulation, injunction, order or decree proposed, enacted, enforced, promulgated, issued or deemed applicable to the Stockholder Option Agreement, the Merger Agreement, the Offer or the Merger, by any Governmental Entity or arbitrator (other than (1) any such matters actually required pursuant to Section 7.1(e)(iv) or (vi) of the Merger Agreement or (2) the application of the waiting period provisions of the HSR Act to the Stockholder Option Agreement, the Merger Agreement, the Offer or the Merger) that, in the judgment of Computer Associates, is substantially likely, directly or indirectly, to result in any of the consequences referred to in clauses (i) through (iv) of paragraph (a) above, subject as aforesaid; or

     (c) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any material limitation (whether or not mandatory) by any Governmental Entity on the extension of credit by banks or other lending institutions, (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States which would reasonably be expected to have a Material Adverse Effect or prevent (or materially delay) the consummation of the Offer or (v) in the case of any of the foregoing existing at the time of commencement of the Offer, a material acceleration or worsening thereof; or

     (d) any Consent (other than the filing of a certificate of merger or approval by the stockholders of the Company of the Merger (if required by Delaware Law)) required to be filed, occurred or been obtained by the Company or any of its subsidiaries in connection with the execution and delivery of the Merger Agreement, the Offer and the consummation of the transactions contemplated by shall not have been filed, occurred or been obtained (other than any such Consents the failure to file, occur or obtain in the aggregate, could not reasonably be expected to (i) have a Material Adverse Effect or (ii) prevent or materially delay the consummation of the Offer or the Merger); or

     (e) the Company shall have breached or failed to perform in any material respect any of its covenants, obligations or agreements under the Merger Agreement, or any of the representations and warranties of the Company set forth in the Merger Agreement that is qualified as to materiality shall not be true when made, or any of the representations and warranties set forth in the Merger Agreement that is not so qualified shall not be true in any material respect when made; provided that this condition shall not be deemed to exist unless either (i) such breaches or failures to perform any covenant, obligation or agreements, and any breach of representation or warranty without regard to any materiality qualifier or threshold, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect or (ii) the breach is of the representations and warranties in Section 4.1(c), (l), (n), (p)(i)(A) and (D) and (u) of the Merger Agreement without regard to any materiality qualifier or threshold, and failure to perform or breach of any obligation, individually or in the aggregate, could reasonably be expected to result in a loss or damage of $22,500,000 or more; or

     (f) the Merger Agreement shall have been terminated in accordance with its terms; or

     (g) the Board of Directors of the Company (or any special committee thereof) shall have withdrawn or materially modified in a manner adverse to Computer Associates or Purchaser its approval or recommendation of the Offer, the Merger or the Merger Agreement or its approval of the entry by Computer Associates and Purchaser into the Stockholder Option Agreement; or

     (h) the Company shall have entered into, or shall have publicly announced its intention to enter into, an agreement or agreement in principle with respect to any Acquisition Proposal; or

     (i) the applicable waiting period under the HSR Act shall not have expired or been terminated;

which, in the judgment of Computer Associates in any such case, and regardless of the circumstances (including any action or omission by Computer Associates or Merger Subsidiary) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment.

   The term "Material Adverse Effect" means a material adverse effect on the financial condition, business, assets or results of operations of the Company and its subsidiaries taken as a whole, except that occurrences due solely to a disruption of the Company's or its subsidiaries' businesses solely as a result of the announcement of the execution of the Merger Agreement and the transactions proposed to be consummated by the Merger Agreement shall be excluded from consideration for purposes of the effect of an action or inaction on the Company and its subsidiaries taken as a whole.

   The foregoing conditions are for the sole benefit of Computer Associates and the Purchaser and may be asserted by Computer Associates in its discretion regardless of the circumstances (including any action or omission by Computer Associates or the Purchaser) giving rise to any such condition or (other than the Minimum Condition) may be waived by Computer Associates and the Purchaser in their reasonable discretion in whole at any time or in part from time to time. The failure by Computer Associates or the Purchaser at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time. Any determination by Computer Associates concerning the events described in the foregoing conditions will be final and binding upon all parties to the Merger Agreement.

   Consideration to be Paid in the Merger. The Merger Agreement provides that, following the purchase of Shares pursuant to the Offer and upon the terms (but subject to the conditions) set forth in the Merger Agreement, the Purchaser will be merged with and into the Company, with the Company continuing as the Surviving Corporation. In the Merger, each outstanding Share not held by Computer Associates, the Purchaser or any subsidiary of either of them or by the Company as treasury stock (and other than Shares as to which appraisal rights have been exercised pursuant to Section 262 of the Delaware Law) will be converted into the right to receive $29.25 in cash or any higher price paid for each Share in the Offer, without interest. Each outstanding share of Series B Stock will also be converted into the right to receive $29.25 per share or any higher price per Share paid in the Offer, without interest. Each share of common stock of the Purchaser issued and outstanding immediately prior to the time of the Merger will be converted into and become one share of common stock of the Surviving Corporation, which will thereupon become a wholly owned subsidiary of Computer Associates. The Merger Agreement provides that (i) the closing of the Merger shall take place, after consummation of the Offer, as soon as practicable after the date on which all of the conditions to the Merger set forth in the Merger Agreement shall be fulfilled or waived, and
(ii) as soon as practicable following the closing of the Merger, the Company and the Purchaser will file a certificate of merger with the Secretary of State of the State of Delaware and make all other filings or recordings required by Delaware Law in connection with the Merger. The Merger shall become effective at such time as the certificate of merger is duly filed with the Secretary of State of the State of Delaware, or, with the consent of the Independent Directors referred to below, at such later time as is specified in the certificate of merger (the "Effective Time").

   Board Representation. The Merger Agreement provides that, effective upon acceptance for payment by the Purchaser of such number of Shares which satisfies the Minimum Condition, Computer Associates shall be entitled to designate the number of directors, rounded up to the nearest whole number, on the Company's Board of Directors that equals the product of (i) the total number of directors on the Company's Board of Directors and (ii) the percentage that the number of Shares owned by Computer Associates or the Purchaser (including Shares accepted for payment) bears to the total number of Shares outstanding. The Company has agreed that it will take all action necessary to cause Computer Associates' designees to be elected or appointed to the Company's Board of Directors, including increasing the number of directors or seeking and accepting resignations of incumbent directors or both; provided that, prior to the Effective Time, the Company's Board of Directors shall always have two members who are neither designees nor affiliates of Computer Associates or the Purchaser nor employees of the Company (each an "Independent Director"). No action proposed to be taken by the Company to amend or terminate the Merger Agreement or waive any action by Computer Associates or the Purchaser shall be effective without the approval of the Independent Directors.

   The Merger Agreement provides that, from and after the Effective Time, the directors and officers of the Purchaser at the Effective Time will be the initial directors and officers of the Surviving Corporation, each to hold office until his or her respective successors are duly elected and qualified. Pursuant to the Merger Agreement, the Certificate of Incorporation of the Surviving Corporation will be in the form attached to the Merger Agreement and the By-Laws of the Purchaser, as in effect immediately prior to the Effective Time, will be the By-Laws of the Surviving Corporation.

   Stockholder Meeting. The Merger Agreement provides that, if required by applicable law, the Company will call a meeting of its stockholders to be held as soon as reasonably practicable for the purpose of voting on the approval and adoption of the Merger Agreement and the Merger. Under the Merger Agreement, at any such meeting, Computer Associates has agreed to make a quorum and to vote all Shares acquired in the Offer or otherwise beneficially owned by it in favor of adoption of the Merger Agreement.

   If the Minimum Condition is satisfied pursuant to the Offer, the Purchaser will hold at least a majority of the outstanding Shares on a Fully Diluted Basis and will be able to assure that the requisite number of affirmative votes in favor of approval and adoption of the Merger Agreement will be received, even if no other Stockholder votes in favor thereof. If the Purchaser obtains at least 90% of the outstanding Shares, it may effect the Merger without any notice to and without the authorization of the stockholders of the Company pursuant to the "short-form" merger provisions of Delaware Law.

   Representations and Warranties. The Merger Agreement contains various representations and warranties of the parties thereto. These include representations and warranties of the Company with respect to corporate existence and power, corporate authorization, governmental authorization, non-contravention, capitalization, subsidiaries, Commission filings, financial statements, absence of certain changes, undisclosed liabilities, litigation, taxes, employee benefits, brokers, compliance with laws, contracts and debt instruments, intellectual property and technology and other matters.

   Computer Associates and the Purchaser have also made certain representations and warranties with respect to corporate existence and power, corporate authorization, governmental authorization, non-contravention, brokers, availability of funds and other matters.

   Conduct of Business Pending the Merger. The Company has agreed that, during the period from the date of the Merger Agreement to the Effective Time, the Company will, and will cause its subsidiaries to, carry on their respective businesses in the ordinary course in substantially the same manner as theretofore conducted and, to the extent consistent therewith, use all reasonable efforts to preserve intact their current business organizations, keep available the services of their current officers and employees and preserve their relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with them. The Company has further agreed that, during the period from the date of the Merger Agreement to the Effective Time, the Company will not, and will not permit any of its subsidiaries to, without the prior written approval of Computer Associates:
(i)(a) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than dividends and distributions by any direct or indirect wholly owned subsidiary of the Company to its parent, (b) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (c) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities (other than in connection with the exercise of outstanding company stock options); (ii) issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than the issuance of Shares upon the exercise or conversion of company stock options and other convertible securities outstanding on the date of the Merger Agreement in accordance with their terms on such date); (iii) amend its certificate of incorporation, by-laws or other comparable charter or organizational documents (other than immaterial changes to implement an internal restructuring); (iv)
(a) mortgage or otherwise encumber or, subject to any lien any of the Company's intellectual property or any other material properties or assets,
(b) except in the ordinary course of business consistent with past practice and pursuant to existing contracts or commitments, sell, lease, transfer or otherwise dispose of any of the Company's intellectual property or any other material properties or assets or acquire or agree to acquire any business or (c) except in the ordinary course of business consistent with past practice or pursuant to existing contracts or commitments, license any of the Company's intellectual property; (v) make or agree to make any new capital expenditures individually in excess of $500,000; (vi) make any material tax election (unless required by law) or settle or compromise any material income tax liability; (vii) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice and in accordance with their terms, of (i) liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of the Company included in the documents filed with the Commission or (ii) liabilities incurred in the ordinary course of business consistent with past practice, or, subject to the fiduciary duties of the Board of Directors of the Company as advised in writing by counsel to the Company, waive the benefits of, or agree to modify in any manner, any confidentiality, standstill or similar agreement to which the Company or any of its subsidiaries is a party;
(viii) commence a lawsuit other than (a) for the routine collection of bills,
(b) to enforce the Merger Agreement or (c) in such cases where the Company in good faith determines that the failure to commence suit would result in a material impairment of a valuable aspect of the Company's business, provided that the Company consults with Computer Associates prior to filing such suit;
(ix) (a) enter into or amend any employment or severance agreement or similar arrangements, (b) enter into any agreement pursuant to which the Company or any of it subsidiaries will provide services for a term of more than 30 days at a fixed or capped price or otherwise pursuant to terms that are not consistent with agreements entered into by the Company or any of its subsidiaries in the ordinary course of business, (c) enter into any customer sale or license agreement with non-standard terms or at discounts from list prices in excess of 20%, (d) pay commissions to sales employees except on the basis of executed customer contracts with respect to products actually delivered to customers, (e) enter into any contracts or series of related contracts in excess of $250,000, (f) enter into or amend any agreement or arrangement that provides customers with enhanced rights or refunds of any nature upon a change of control of the Company or its affiliates, (g) enter into any customer agreements providing for product replacements, (h) enter into or amend any contract to provide for "YEAR 2000" remediation services,
(i) make any determination as to amounts payable under any plan, arrangement, or agreement, providing for discretionary incentive compensation or bonus to any officer, director, employee or independent contractor of the Company or any of its subsidiaries or (j) enter into, adopt, or amend any agreement, arrangement, or benefit plan so as to increase the liability (whether or not contingent) of the Company or Computer Associates or any of their subsidiaries in respect of compensation or benefits except as may be required by law; or

   The Company has agreed to give Computer Associates and its representatives access (during normal business hours and upon reasonable notice) to the offices, properties, books and records, of the Company and its subsidiaries, and to furnish Computer Associates and its representatives with such other information concerning its business, properties and personnel as such persons may reasonably request.

   Pursuant to the Merger Agreement, each of Computer Associates and the Company has agreed to (i) promptly make or cause to be made the filings required of such party or any of its subsidiaries under the HSR Act with respect to the transactions contemplated by the Merger Agreement, (ii) comply at the earliest practicable date with any request under the HSR Act for additional information, documents, or other material received by such party or any of its subsidiaries from any Governmental Entity in respect of such filings or such transactions, and (iii) cooperate with the other party in connection with any such filing and in connection with resolving any investigation or other inquiry of any such agency or other Governmental Entity under any Antitrust Laws (as defined below) with respect to any such filing or any such transaction. Each of Computer Associates and the Company has agreed, pursuant to the Merger Agreement, to promptly inform the other of any communication with, and any proposed understanding, undertaking, or agreement with, any Governmental Entity regarding any such filings or any such transaction. The Merger Agreement prohibits both Computer Associates and the Company from participating in any meeting with any Governmental Entity in respect of any such filings, investigation, or other inquiry without giving the other notice of the meeting and, to the extent permitted by such Governmental Entity, the opportunity to attend and participate.

   Each of Computer Associates and the Company has agreed, pursuant to the Merger Agreement, to use all reasonable efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the transactions contemplated by the Merger Agreement under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other Federal, state or foreign statutes, rules, regulations, orders or decrees that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, "Antitrust Laws"). In connection therewith, if any administrative or judicial action or proceeding is instituted (or threatened to be instituted) challenging any transaction contemplated by the Merger Agreement as violative of any Antitrust Law, and, if by mutual agreement, Computer Associates and the Company decide that litigation is in their best interests, each of Computer Associates and the Company have agreed, pursuant to the Merger Agreement, to cooperate and use all reasonable efforts vigorously to contest and resist any such action or proceeding and to have vacated, lifted, reversed, or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, or restricts consummation of the Merger or any such other transactions. Pursuant to the Merger Agreement, each of Computer Associates and the Company have agreed to use all reasonable efforts to take such action as may be required to cause the expiration of the notice periods under the HSR Act or other Antitrust Laws with respect to such transactions as promptly as possible after the execution of the Merger Agreement.

   Subject to the fiduciary duties of the Board of Directors of the Company as advised in writing by counsel to the Company, each of Computer Associates and the Company has agreed, pursuant to the Merger Agreement, to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger, and the other transactions contemplated by the Merger Agreement.

   Notwithstanding the foregoing but subject to the following paragraph, the Merger Agreement provides that (i) neither Computer Associates nor any of its subsidiaries shall be required to divest any of their respective businesses, product lines or assets, (ii) neither Computer Associates nor any of its subsidiaries shall be required to take or agree to take any other action or agree to any limitation that could reasonably be expected to have a material adverse effect on the business, assets, financial condition, results of operations or prospects of Computer Associates and its subsidiaries taken as a whole or of Computer Associates combined with the Surviving Corporation after the Effective Time, (iii) neither the Company nor its subsidiaries shall be required to divest any of their respective businesses, product lines or assets, or to take or agree to take any other action or agree to any limitation that could reasonably be expected to have a Material Adverse Effect, (iv) no party shall be required to agree to the imposition of, or to comply with, any condition, obligation or restriction on Computer Associates or any of its subsidiaries or on the Surviving Corporation or any of its subsidiaries of the type described in paragraph (a) or (b) under "--Conditions of the Offer" above and (v) neither Computer Associates nor the Purchaser shall be required to waive any of the conditions to the Offer or any of the conditions to the Merger.

   The Merger Agreement provides that Computer Associates, Merger Subsidiary and the Company agrees:

     (i) For a period of 90 days following the last to occur of (A) substantial compliance by Computer Associates and Merger Subsidiary with any request under the HSR Act for additional information, documents, or other material received by such party or any of its subsidiaries from the Federal Trade Commission or the Department of Justice ("FTC/DOJ") and (B) substantial compliance by the Company with any request under the HSR Act for additional information, documents, or other material received by such party or any of its subsidiaries from FTC/DOJ, Computer Associates and Merger Subsidiary shall attempt to resolve any objections asserted by FTC/DOJ generally as described above.

     (ii) If after the 90 day period set forth above, objections continue to be asserted by FTC/DOJ which would threaten to prevent completion of the Merger, (A) first, Computer Associates and the Company shall consult and mutually determine whether to litigate over the continuing objections, or
  (B) if within five days Computer Associates and the Company do not mutually agree to litigate, the Company shall have the right for a period of 30 days to meet separately with FTC/DOJ to develop a plan to resolve the continuing objections, such resolution to be on a basis reasonably calculated to meet the objections of the FTC/DOJ. During this period, the Company will continue to keep Computer Associates and Merger Subsidiary informed of its discussions and consult with Computer Associates and Merger Subsidiary on possible resolutions of the continuing objections.

     (iii) After the Company and FTC/DOJ have agreed upon a plan, Computer Associates shall have a period of 90 days after such plan has been provided to Computer Associates in which to effect the plan, or a similar plan to which FTC/DOJ consents or otherwise indicates its willingness for Computer Associates to proceed so as to permit the consummation of the Merger. Computer Associates shall not be obligated to effect on the plan in any specific manner and shall not be required to refrain from discussing changes to the plan with either the Company or FTC/DOJ.

     (iv) If Computer Associates has not within the 90 day period completed effecting the plan as contemplated by Section (iii) above, then, Computer Associates shall choose one of the following:

       (A) within 15 days, fully resolve any continuing objection or enter into a consent decree on reasonable terms setting forth the terms of the plan developed by the Company and FTC/DOJ under Section (ii) above, or

       (B) (1) escrow an amount equal to the aggregate purchase price for the number of Shares representing the Minimum Condition, on terms outlined in the Merger Agreement, and (2) use all reasonable efforts vigorously to contest and resist any action or proceeding instituted by FTC/DOJ.

     In the event that Computer Associates chooses to contest or resist any action or proceeding instituted by FTC/DOJ under Section (iv) above, the Company shall fully cooperate with and support Computer Associates in such efforts.

     (v) Computer Associates may at any time, in lieu of continuing with the provisions of Section (i) through (iii) above, elect to immediately follow the provisions of Section (iv)(B) above.

     (vi) In the event Computer Associates has elected, pursuant to Section
  (iv)(B) above, to contest or resist any action or proceeding instituted by FTC/DOJ and a final, nonappealable order by a court of competent jurisdiction has been issued which prevents the completion of the Merger, then Computer Associates and the Company will take the following steps:

       (A) The Company will increase its Board of Directors from seven to 14 and elect seven members nominated by Computer Associates. The new Board of Directors will work together to take all steps, including disposition of assets, to remove any FTC/DOJ objections to completing the Merger.

       (B) In the event that, after 90 days, the new Board of Directors is unable to agree to a plan to resolve the FTC/DOJ objections, then the Board will delegate the responsibility to (1) develop a plan to resolve the FTC/DOJ objections to a three person committee of Sanjay Kumar (or in his absence, a designee of Computer Associates' Board), Andrew J. Filipowski (or in his absence, a designee of the Company's Board) and a senior member of Credit Suisse First Boston Corporation ("CSFB") and
    (2) execute such plan.

   Agreements with Respect to Employee Matters. Computer Associates has agreed in the Merger Agreement to honor in accordance with their terms all of the Company's employee benefit plans (including employment agreements) previously delivered to Computer Associates and all accrued benefits vested thereunder; provided that nothing in the Merger Agreement shall prevent Computer Associates from terminating any such benefit plan in accordance with its terms.

   Pursuant to the Merger Agreement, at or immediately prior to the Effective Time, each outstanding Company Option (defined below) which is vested or which pursuant to the terms of the relevant Stock Plan (defined below) becomes vested by virtue of the Offer or the Merger shall be canceled, and each holder of any such option shall be paid by the Company promptly after the Effective Time for each such option an amount determined by multiplying (i) the excess, if any, of $29.25 per Share over the applicable exercise price of such option by (ii) the number of Shares such holder could have purchased had such holder exercised such option in full immediately prior to the Effective Time. At the Effective Time, each of the then outstanding unvested Company Options shall by virtue of the Merger, and without any further action on the part of any holder thereof, be assumed by Computer Associates and converted into an option to purchase that number of shares of common stock, par value $.10 per share ("Computer Associates Common Stock"), of Computer Associates determined by multiplying the number of Shares subject to such Company Option at the Effective Time by the quotient obtained by dividing (x) $29.25 by (y) the average closing price of Computer Associates Common Stock on the New York Stock Exchange Composite Tape for the 30 consecutive trading days immediately prior to the Effective Time (such quotient, the "Conversion Number"), at an exercise price per share of Computer Associates Common Stock equal to the quotient obtained by dividing (x) the exercise price per Share of such Company Option immediately prior to the Effective Time by (y) the Conversion Number. If the foregoing calculation results in an assumed Company Option being exercisable for a fraction of a share of Computer Associates Common Stock, then the number of shares of Computer Associates Common Stock subject to such option shall be rounded down to the nearest whole number of shares. The term, exercisability, vesting schedule, status as an "incentive stock option" under Section 422 of the Internal Revenue Code of 1986, as amended, and the rules and regulations thereunder (the "Code"), if applicable, and all other terms and conditions of unvested Company Options being assumed by Computer Associates will, to the extent permitted by law and otherwise reasonably practicable, be unchanged. "Company Option" means any option granted, whether or not exercisable, and not exercised or expired, to a current or former employee, director or independent contractor of the Company or any of its subsidiaries or any predecessor thereof to purchase Shares pursuant to any stock option, stock bonus, stock award, or stock purchase plan, program, or arrangement of the Company or any of its subsidiaries or any predecessor thereof (collectively, the "Stock Plans") or any other contract or agreement entered into by the Company or any of its subsidiaries.

   Pursuant to the Merger Agreement, Computer Associates has agreed to take all corporate action necessary to reserve for issuance a sufficient number of shares of Computer Associates Common Stock for delivery pursuant to the terms described in the immediately preceding paragraph. Pursuant to the Merger Agreement, Computer Associates agreed to cause the shares of Computer Associates Common Stock issuable upon exercise of the assumed Company Options to be registered, or to be issued pursuant to a then effective registration statement, no later than 45 days after the Effective Time on Form S-8 promulgated by the Commission, and to use its best efforts to maintain the effectiveness of such registration statement or registration statements for so long as such assumed Company Options remain outstanding.

   Other Offers. Pursuant to the Merger Agreement, the Company has agreed that the Company and its subsidiaries will not, and will not authorize or permit the officers, directors, employees or other agents of the Company and its subsidiaries to, directly or indirectly, (i) take any action to solicit, initiate or encourage any Acquisition Proposal or (ii) subject to the fiduciary duties of the Board of Directors under applicable law, as advised in writing by counsel to the Company, and in response to an unsolicited request therefore by a person or entity who a majority of the Company's Board of Directors believes intends to submit a Superior Acquisition Proposal, engage in negotiations with, or disclose any nonpublic information relating to the Company or any of its subsidiaries or afford access to the properties, books or records of the Company or any of its subsidiaries to, any person that has advised the Company or otherwise publicized the fact that it may be considering making, or that has made, an Acquisition Proposal; provided, nothing in the Merger Agreement prohibits the Company's Board of Directors from taking and disclosing to the Company's stockholders a position with respect to a tender offer pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act. The Company has agreed to promptly notify Computer Associates after receipt of any Acquisition Proposal or any notice that any person is considering making an Acquisition Proposal or any request for nonpublic information relating to the Company or any of its subsidiaries or for access to the properties, books or records of the Company or any of its subsidiaries by any person that has advised the Company or otherwise publicized the fact that it may be considering making, or that has made, an Acquisition Proposal and will keep Computer Associates informed of the status and details of any such Acquisition Proposal, indication or request. "Acquisition Proposal" means any offer or proposal for, or any written indication of interest in, a merger or other business combination involving the Company or any of its subsidiaries or the acquisition of any significant equity interest in, or a significant portion of the assets of, the Company or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement; and "Superior Acquisition Proposal" means an Acquisition Proposal which a majority of the disinterested directors determines in its good faith judgment (based on advice of the Company's independent financial advisor) to be more favorable to the Company's stockholders than the Offer or the Merger, and for which financing, to the extent required, is then committed.

   Rights Agreement. In connection with the execution of the Merger Agreement, the Company amended the Rights Agreement to make it and the Rights inapplicable to the Offer and the Merger. The Merger Agreement provides that, except with respect to amending the Rights Agreement to make it and the Rights inapplicable to the Offer and the Merger, the Company shall not redeem the Rights or amend or terminate the Rights Agreement prior to the Effective Time unless required to do so by a court of competent jurisdiction. See "Item 8. Additional Information to be Furnished--Rights Agreement Amendment."

   Agreement with Respect to Director and Officer Indemnification and Insurance. Pursuant to the Merger Agreement, Computer Associates has agreed, subject to any limitation imposed from time to time under applicable law, that, for a period of six years after the Effective Time, it will indemnify and hold harmless the present and former officers, directors, employees and agents of the Company in respect of acts or omissions occurring on or prior to the Effective Time to the extent provided under the Company's certificate of incorporation and by-laws in effect on the date of the Merger Agreement. Computer Associates has further agreed that, for two years after the Effective Time, it will cause the Surviving Corporation to provide officers' and directors' liability insurance in respect of acts or omissions occurring on or prior to the Effective Time covering each such person currently covered by the Company's officers' and directors' liability insurance policy on terms substantially similar to those of such policy in effect on the date of the Merger Agreement, provided that in satisfying such obligation, Computer Associates is not obligated to cause the Surviving Corporation to pay premiums in excess of 105% of the amount per annum the Company paid in its last full fiscal year, and if the Surviving Corporation is unable to obtain such insurance, it shall obtain as much comparable insurance as possible for an annual premium equal to such maximum amount. Computer Associates has also agreed that, in the event any such indemnified person is or becomes involved in any capacity in any action, proceeding or investigation in connection with any matter relating to the Merger, the Offer or the Merger Agreement occurring on or prior to the Effective Time, it will pay as incurred such indemnified person's reasonable legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith.

   Interim Financing. Pursuant to the Merger Agreement, in the event that at any time the Company is subject to a material lack of cash liquidity and as a result the Board of Directors of the Company declares a cash emergency, upon notice thereof by the Company to Computer Associates, Computer Associates shall, if requested by the Company, work with the Company to help the Company secure necessary financing. Computer Associates shall not be required to loan, guarantee or provide other economic support to the Company or any other person. If financing is not obtained and the cash emergency continues notwithstanding the efforts made by Company and Computer Associates as described above, Computer Associates shall purchase receivables of the Company upon such terms as the Company and Computer Associates shall mutually agree.

   Other Agreements. Computer Associates has agreed that it will take all action necessary to cause the Purchaser to perform its obligations under the Merger Agreement and to consummate the Offer and the Merger on the terms and conditions set forth in the Merger Agreement. Computer Associates also agreed, pursuant to the Merger Agreement, to hold in confidence all confidential information concerning the Company and its subsidiaries in accordance with the terms of the Confidentiality Agreement, dated March 24, 1999, between Computer Associates and the Company, a copy of which is filed as an exhibit to this
Schedule 14D-9 and is incorporated herein by reference.

   Conditions to the Merger. Pursuant to the Merger Agreement, the respective obligations of each party to consummate the Merger are subject to the satisfaction or waiver, where permissible, at or before the Effective Time of the following conditions: (i) Computer Associates or the Purchaser shall have purchased Shares in an amount equal to at least the Minimum Condition pursuant to the Offer, (ii) the adoption and approval of the

Merger Agreement by the affirmative vote of the stockholders by requisite vote in accordance with Delaware Law, if such vote is required by Delaware Law,
(iii) no provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit the consummation of the Merger,
(iv) any applicable waiting period under the HSR Act relating to the Merger shall have expired, and (v) other than filing the certificate of merger in accordance with Delaware Law, all consents, approvals, orders or authorizations of, or registrations, declarations or filings with or exemptions by (collectively, "Consents") any Federal, state or local government or any court, administrative or regulatory agency or commission or other governmental authority or agency, domestic or foreign (a "Governmental Entity") required to consummate the Merger shall have been filed, occurred or been obtained (other than any such Consents the failure to occur, obtain or file, in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

   Termination. The Merger Agreement may be terminated at any time prior to the Effective Time (notwithstanding any approval of the Merger Agreement by the stockholders) (i) by mutual written consent of the Company and Computer Associates, (ii) by the Company, at any time after the 60th day following the later of (i) the date the HSR Act waiting period expires and (ii) the first date the offer conditions cease to exist, (iii) by either the Company or Computer Associates, if there shall be any law or regulation that makes consummation of the Merger illegal or otherwise prohibited or if any judgment, injunction, order or decree enjoining Computer Associates or the Company from consummating the Merger is entered and such judgment, injunction, order or decree shall become final and nonappealable, (iv) by the Company if Computer Associates shall have failed to commence the Offer within five business days following the date of the Merger Agreement, (v) by either the Company or Computer Associates if the Offer shall have been terminated without Computer Associates or the Purchaser having purchased any Shares pursuant to the Offer,
(vi) by Computer Associates, upon the occurrence of any Trigger Event (as defined below), or (vii) by the Company, if prior to the purchase of any Shares under the Offer the Company shall have received any Acquisition Proposal which the Board of Directors of the Company has determined is more favorable to the Company's shareholders than the transactions contemplated by the Merger Agreement.

   Fees and Expenses. Each party to the Merger Agreement has agreed to pay its own fees and expenses and there are no provisions for payment by the Company of the fees and expenses of Computer Associates or the Purchaser or vice versa, if the Merger Agreement is terminated, except as stated below. The Company has agreed to pay Computer Associates a fee of $180,000,000 in immediately available funds, promptly, but in no event later than one business day, after the termination of the Merger Agreement as a result of the occurrence of any of the following events (a "Trigger Event"): (i) the Company shall have entered into, or shall have publicly announced its intention to enter into, an agreement or an agreement in principle with respect to any Acquisition Proposal, (ii) any representation or warranty made by the Company in, or pursuant to, the Merger Agreement that is qualified as to materiality shall not have been true and correct when made, or any representation or warranty made by the Company in, or pursuant to, the Merger Agreement that is not so qualified shall not have been true and correct in all material respects when made, or the Company shall have failed to observe or perform in any material respect any of its obligations under the Merger Agreement; provided that it shall not be a Trigger Event unless either (A) the breaches of the representations and warranties without regard to any materiality qualifier or threshold, and failure to perform or breach of any obligation, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect or (B) the breaches of the representations and warranties regarding capital structure, taxes, brokers fees and expenses, material contracts and the Rights Agreement without regard to any materiality qualifier or threshold, and failure to perform or breach of any obligation, individually or in the aggregate, could reasonably be expected to result in a loss or damage of $22,500,000 or more; (iii) the Board of Directors of the Company (or any special committee thereof) shall have withdrawn or materially modified its approval or recommendation of the Offer, the Merger or the Merger Agreement; or (iv) prior to the purchase of any Shares under the Offer, the Company shall have received any Acquisition Proposal which the Board of Directors of the Company has determined is more favorable to the Company's shareholders than the transactions contemplated by the Merger Agreement.

   The Company has also agreed that, if the Merger Agreement is terminated as a result of the occurrence of a Trigger Event, it shall assume and pay, or reimburse Computer Associates for, all fees payable and expenses incurred by Computer Associates (including the fees and expenses of its counsel) in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement, up to a maximum of $10,000,000.

   In consideration of Computer Associates entering into the Merger Agreement, the Company has agreed to pay to Computer Associates a nonrefundable fee (or provided a direct draw Letter of Credit in the amount) of $20,000,000.

   Timing. The exact timing and details of the Merger will depend upon legal requirements and a variety of other factors, including the number of Shares acquired by the Purchaser pursuant to the Offer. Although Computer Associates has agreed to cause the Merger to be consummated on the terms set forth above, there can be no assurance as to the timing of the Merger.

   Appraisal Rights. Stockholders do not have dissenters' rights as a result of the Offer. However, if the Merger is consummated, stockholders of the Company at the time of the Merger who do not vote in favor of or consent in writing to the Merger will have the right under Delaware Law to dissent and demand appraisal of their Shares in accordance with Section 262 of the Delaware Law. Under Delaware Law, dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer (or the Merger) and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the Merger. Moreover, Computer Associates or the Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer (or the Merger). THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING STOCKHOLDERS DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE THEIR DISSENTERS' RIGHTS.

   Stockholder Option Agreement. The following description of the Stockholder Option Agreement (the "Stockholder Option Agreement") dated as of March 29, 1999 among Merger Subsidiary and the Stockholders named therein (each a "Principal Stockholder") is qualified in its entirety by reference to the text of such agreement, a copy of which is filed as an exhibit to this Schedule 14D-9.

   Under the Stockholder Option Agreement, each Principal Stockholder has granted Merger Subsidiary the option (the "Stock Option") to purchase, subject to the terms and conditions set forth in the Stockholder Option Agreement, for a price of $29.25 per Share in cash, or to cause to be tendered pursuant to the Offer, such Principal Stockholder's Shares. In addition, if the price to be paid by Merger Subsidiary pursuant to the Offer is increased, the purchase price payable upon exercise of the Stock Option shall similarly be increased. The Stockholder Option Agreement also provides that the number and kind of Shares subject to the Stock Option and the purchase price therefor shall be appropriately and equitably adjusted in the event of changes in the Company's capital stock.

   Subject to the terms of the Stockholder Option Agreement, Merger Subsidiary has the right to exercise the Stock Option, in whole or in part, at any time up to 30 business days after the termination of the Merger Agreement.

   Each Principal Stockholder has agreed, in the Stockholder Option Agreement, upon receipt of instructions from Merger Subsidiary, to deliver to the Depositary (i) a Letter of Transmittal with respect to such Principal Stockholder's Shares complying with the terms of the Offer together with instructions directing the Depositary to make payment for such Shares directly to the Principal Stockholder (but if such Shares are not accepted for payment or are withdrawn and are to be returned pursuant to the Offer, to return such Shares to such Principal Stockholder whereupon they shall continue to be held by such Principal Stockholder subject to the terms and conditions of the Stockholder Option Agreement), (ii) the certificates evidencing such Principal Stockholder's Shares and (iii) all other documents or instruments required to be delivered pursuant to the terms of the Offer.

   The Principal Stockholders' obligations to sell their Shares (other than by tendering pursuant to the Offer) under the Stockholder Option Agreement are subject to the satisfaction of the following conditions: (i) the representations and warranties of Merger Subsidiary set forth in the Stockholder Option Agreement shall be true and correct in all material respects on the date of sale, (ii) the applicable waiting period under the HSR Act to the exercise of the Stock Option shall have expired or been terminated,
(iii) there shall be no preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, nor any statute, rule, regulation or order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining such exercise of the Stock Option, and (iv) Merger Subsidiary shall have commenced the Offer.

   Each Principal Stockholder has further agreed to not, directly or indirectly, solicit, initiate or encourage (or authorize any person to solicit) any inquiry, proposal or offer from any person to acquire the business, property or capital stock of the Company, or any direct or indirect subsidiary thereof, or any acquisition of a substantial equity interest in, or a substantial amount of assets of, the Company or any direct or indirect subsidiary thereof, whether by merger, purchase of assets, tender offer or other transaction (a "Business Combination Proposal") or, subject to a Principal Stockholder's fiduciary duty as a director of the Company, if applicable, as further provided in the Merger Agreement participate in any discussion or negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with, or participate in, facilitate or encourage any effort or attempt by any other person to make or seek any Business Combination Proposal. Each Principal Stockholder agreed to promptly advise Merger Subsidiary of the terms of any communication it may receive relating to a Business Combination Proposal.

   In entering into the Stockholder Option Agreement, each Principal Stockholder granted Merger Subsidiary a proxy to vote or consent (i) in favor of the adoption of the Merger Agreement and the Stockholder Option Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement and Stockholder Option Agreement, (ii) against any proposal for any recapitalization, merger, sale of assets or other business combination between the Company and any person or entity (other than the Merger) or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement not being fulfilled, and (iii) in favor of any other matter relating to consummation of the transactions contemplated by the Merger Agreement and the Stockholder Option Agreement. Each Principal Stockholder also agreed to cause such Principal Stockholder's Shares that are outstanding and owned by it beneficially to be voted in accordance with the foregoing. The proxy will be automatically revoked upon termination of the Stock Option's exercise period in accordance with the terms of the Stockholder Option Agreement other than for Shares which are the subject of a closing under the Stockholder Option Agreement.

   Stockholders holding an aggregate of up to 10,273,680 Shares are parties to the Stockholder Option Agreement. Assuming that the Shares that are subject to the Stockholder Option Agreement are validly tendered and not withdrawn pursuant to a directive from Merger Subsidiary, approximately 60,593,458 additional Shares would be required to be tendered under the Offer in order to satisfy the Minimum Condition (assuming the number of Fully Diluted Shares set forth in the Introduction hereto).

   The number of Shares set forth above includes 547,994 Shares held by a limited partnership (Platinum Ventures) of which one of the Principal Stockholders, Mr. Filipowski, is a limited partner and over which Mr. Filipowski has voting control (the "LP Shares"). The LP Shares will be tendered in the Offer if requested by the Merger Subsidiary, and are subject to the proxy granted in Stockholder Option Agreement, but are not subject to the Option unless they are withdrawn from the limited partnership. In addition, Mr. Filipowski has represented to the Merger Subsidiary that the Options and Shares owned by Mr. Filipowski are (i) deposited in a brokerage account pursuant to which they have been pledged to secure margin loans upon standard terms and (ii) are subject to a "put/call collar" arrangement with the brokerage (or its affiliate) in which such shares are so deposited. The

Merger Subsidiary's rights under the Stockholder Option Agreement are subject to such arrangements so long as they remain in effect, it being understood that, to the extent of rights or other benefits of ownership retained by Mr. Filipowski in such options (or the Shares issuable upon the exercise thereof) and the other Shares owned by him, the Stockholder Option Agreement is not subject to such arrangements.

   Merger Subsidiary reserves the right to transfer or assign, in whole or from time to time in part, to any of its affiliates its rights under the Stockholder Option Agreement. References in this description of the Stockholder Option Agreement to Shares include any Shares issuable to any Principal Stockholder upon the exercise of any options held by such Principal Stockholder.

   Consulting and Non-Compete Agreement. The following description of the Consulting and Non-Compete Agreement is qualified in its entirety by reference to the text of such agreement, a copy of which is attached as an exhibit to the Schedule 14D-9 and is incorporated herein by reference.

   The Company and each of Andrew J. Filipowski, Michael P. Cullinane and Paul
L. Humenansky (each, the "Consultant") have entered into Consulting and Non-Compete Agreements (each, a "Consulting Agreement" and together the "Consulting Agreements") pursuant to which each Consultant has agreed to provide consulting services to the Company for a two year period commencing on the consummation of the Merger (the "Consulting Period"). As compensation for the Consultant's services, the Company has agreed to pay consulting fees to Mr. Filipowski at the rate of $1,000,000 per annum and to each of Mr. Cullinane and Mr. Humenansky at the rate of $500,000 per annum. The Consulting Agreements only becomes effective upon consummation of the Merger. If the Merger Agreement terminates, each Consulting Agreement also terminates.

   Each of the Consulting Agreements provides that if the Company terminates the Consulting Period without Cause (as defined below) or the Consultant dies or becomes Disabled (as such term is defined in the Consulting Agreement), the Consultant shall be entitled to the continued payment of all consulting fees. If either (i) the Company terminates the Consulting Period for Cause or (ii) the Consultant terminates the Consulting Period, the Consultant shall be entitled to receive consulting fees paid through date of termination. "Cause" is defined in the Consulting Agreements to mean (i) the Consultant's material breach of any material term of the Consulting Agreement, subject to the Consultant's right to cure any breach that is curable within a reasonable period following notice by the Company, (ii) the Consultant's conviction of a felony, or (iii) any willful misconduct by the Consultant resulting in substantial loss to the Company, substantial damage to the Company's reputation or judicially determined theft or misappropriation from the Company.

   In their respective Consulting Agreements, Mr. Cullinane and Mr. Humenansky have each agreed, at the request of the Company, that for a period (the "Transition Employment Period") of up to six months from the Effective Date but in no event later than September 30, 1999, to remain as an employee to provide transition services in a capacity substantially similar to each Consultant's current employment with the Company and with continuation of compensation on the same basis as current compensation.

   The Consulting Agreements also contain non-competition provisions which prohibit for a period beginning on the Effective Date and ending, in the case of Mr. Filipowski, on the eighth anniversary of the Effective Date and, in the case of each of Mr. Cullinane and Mr. Humenansky, on the fifth anniversary of the later of the Effective Date and the end of the Transition Employment Period, from participating or engaging in any activities or business developing, manufacturing, marketing or distributing any products or services offered by the Company on the date of the Consulting Agreement, or any products or services offered by the Company in the future and in which the Consultant actively participated. The Consulting Agreements also prohibit each Consultant from soliciting, recruiting or hiring any employees of the Company (or any of its affiliates) or persons who have worked for the Company (or any of its affiliates) at any time since January 1, 1998 and soliciting or encouraging any employee of the Company (or any of its affiliates) to leave the employment of the Company except each Consultant may hire (but not solicit or recruit) (i) any terminated employee of the Company and (ii) employees of the Company in connection with a business that is not a Competitive Activity (as such term is defined in the Consulting Agreement). As compensation for each Consultant entering into a non-compete agreement, the Company has agreed to pay to Mr. Filipowski, Mr. Cullinane and Mr. Humenansky a non-compete payment of $22,000,000, $10,600,000 and $10,600,000, respectively ("Non-compete Payments"). Each Consultant is permitted (i) to remain a director at those companies for which Consultant is a director as of the Effective Date, (i) to engage in venture capital activities so long as the Consultant does not invest in any company whose primary business is a Competitive Activity, (iii) to engage in Competitive Activities after the third anniversary of the Effective Date with the written permission of the Company (which shall not be unreasonable withheld) so long as the Consultant's activities would not have an adverse impact (other than an immaterial impact) on any of the Company's lines of business and (iv) to engage in activities that Parent confirms are not inconsistent with the provisions of the Consulting Agreement.

   In addition, the Consulting Agreement provides (i) that each Consultant shall not disclose to any other person or use any confidential information relating to or used by the Company or any of its affiliates, whether in written, oral or other form, except in connection with the performance of the Consultant's duties under the Consulting Agreement and (ii) that if a Consultant breaches any non-competition provision or confidentiality provision, at any time, the Consultant shall repay, as liquidated damages, the full amount of the non-compete payments to the Consultant, provided that, in the case of a breach of any confidentiality provision, the obligation to repay arises only if such breach results in material damage or injury to the Company or any its affiliates.

   The Consultants have also agreed to be liable for any loss or damage in excess of $1,500,000 resulting from the Company's failure to observe the conduct of business covenants set forth in Section 5.1 of the Merger Agreement. Mr. Filipowski, Mr. Cullinane and Mr. Humenansky shall be liable for 49%, 22% and 22%, respectively, of such loss or damage and their aggregate liability for such loss or damage is the sum of the total payments under their respective Consulting Agreement and the value of the options to purchase Shares issued to each Consultant in 1999, in the amount of 675,000 options, 350,000 options and 400,000 options, respectively.

   The Consulting Agreements also provide for amendments to the 1999 option grants to Mr. Filipowski, Mr. Cullinane and Mr. Humenansky, which amendments
(i) provide that the options are not exercisable until the closing of the Offer, and (ii) provide for forfeiture of certain options based on the length of time required to resolve all anti-trust issues with FTC/DOJ.

Item 4. The Solicitation or Recommendation.

   (a) Recommendation of the Board of Directors.

   The Company's Board of Directors has unanimously approved the Merger Agreement and determined that the Offer and the Merger are fair to and in the best interests of the stockholders of the Company (other than Computer Associates and its subsidiaries) and recommends that all stockholders of the Company accept the Offer and tender all their Shares pursuant to the Offer. This recommendation is based in part upon an opinion received by the Company from CSFB that the Offer Price to be received by the holders of Common Stock in the Offer and in the Merger is fair to such stockholders (other than Computer Associates and its affiliates) from a financial point of view. The full text of the fairness opinion received by the Company from CSFB is filed as an exhibit to this Schedule 14D-9 and as Annex B hereto. Stockholders are urged to read such opinion in its entirety.

   As set forth in the Offer Documents, the Purchaser will purchase Shares tendered prior to the close of the Offer if the Minimum Condition has been satisfied by that time and if all other conditions to the Offer have been satisfied (or waived). Stockholders should be aware that if as a consequence of their failure to tender the Minimum Condition is not satisfied, or any of the other conditions to the Offer are not satisfied, the Purchaser is not obligated to purchase any Shares, and subject to the limitations under the Merger Agreement, including the obligation to extend the Offer pending satisfaction of anti-trust issues, can terminate the Offer and the Merger Agreement and not proceed with the Merger. Under Delaware Law, the approval of the Board and the affirmative vote of the holders of a majority of the outstanding Shares are required to approve the Merger. Accordingly, if the Minimum Condition is satisfied, the Purchaser will have sufficient voting power to cause the approval of the Merger without the vote of any other stockholder.

   The Offer is scheduled to expire at 12:00 Midnight, New York City time, on April 29, 1999, unless the Purchaser, as required under the Merger Agreement as described above or otherwise in its discretion, elects to extend the period of time for which the Offer is open. A copy of the press release issued jointly by the Company and the Purchaser on March 29, 1999 announcing the Merger and the Offer is filed as an exhibit to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

   (b) Background of the Offer; Reasons for the Recommendation.

   In reaching its conclusions described in paragraph (a) above, the Board of Directors of the Company considered a number of factors, including, without limitation, the following:

     (i) the financial and other terms and conditions of the Offer and the Merger Agreement;

     (ii) the Company's business, financial condition, results of operations, assets, liabilities, business strategy and prospects, as well as various uncertainties associated with those prospects;

     (iii) that the $29.25 per Share price to be received by the Company's stockholders in both the Offer and the Merger represents a 196% premium over the closing market price of $9.875 per Share on March 26, 1999, the last full trading day prior to the announcement of the execution of the Merger Agreement, and premiums of 186% and 142% over the average closing prices for the 10-day period and the 30-day period, respectively, preceding March 26, 1999; and that such price would be payable in cash, thus eliminating any uncertainties in valuing the consideration to be received by the Company's stockholders;

     (iv) that the Offer and the Merger would not be subject to any financing condition, that Computer Associates has represented that the funds necessary to consummate the Offer and the Merger will be provided and has agreed to cause the Purchaser to fully perform all of the Purchaser's obligations under the Merger Agreement;

     (v) the oral opinion of CSFB, confirmed in writing (the "CSFB Opinion"), that the Offer Price to be received by the holders of Common Stock in the Offer and the Merger is fair to such stockholders (other than Computer Associates and its affiliates) from a financial point of view; a copy of the CSFB opinion is attached to this Schedule 14D-9 as Annex B and is incorporated herein by reference. Such opinion should be read in its entirety for a description of the procedures followed, assumptions and qualifications made, matters considered and limitations of the review undertaken by CSFB;

     (vi) the presentation of CSFB to the Board of Directors at its meetings on March 23, 1999 and March 28, 1999, as to various financial and other matters deemed relevant to the Board of Director's consideration, including, among other things, (a) a review of the Company's historical and projected financial performance, (b) a review of financial forecasts and other data provided to CSFB relating to the Company's business, (c) a review of the historical stock prices and trading volumes of the Shares,
  (d) a review of the trading and operating performance of certain publicly traded software companies, (e) a review of certain transactions in the software industry, (f) a review of premiums paid in certain other transactions, (g) a terminal value analysis of the Company, (h) a discounted cash flow valuation of the Company, and (i) an analysis of the Offer Price as a multiple of various measures of the Company's operating performance;

     (vii) that under the terms of the Merger Agreement, unless the Company breaches its obligations under the Merger Agreement, Computer Associates must either extend the tender offer until all United States anti-trust issues are resolved or escrow the purchase price for the aggregate number of Shares representing the Minimum Condition pending a resolution of such issues; that Computer Associates cannot terminate the Offer if there is a material adverse change in the Company's business after the date of the Merger Agreement; and that the break-up fee and the $20,000,000 commitment fee paid to Computer Associates at execution of the Merger Agreement were required by Computer Associates as a condition to Computer Associates' limited contractual rights to terminate the Merger Agreement and the unusually high premium represented by the offer price; and

     (viii) the fact that, to the extent required by the fiduciary obligations of the Board of Directors of the Company to the stockholders under Delaware Law, the Company may terminate the Merger Agreement in order to approve a tender offer or exchange offer for the Shares or other proposed business combination by a third party on terms more favorable to the Company's stockholders than the Offer and the Merger taken together, upon the payment of a $180,000,000 termination fee and up to $10,000,000 of Computer Associates' expenses associated with the Offer and the Merger.

   The foregoing is not intended to be exhaustive, but is intended to include many of the material factors considered by the Company's Board. In view of the complexity and variety of the issues, the Board did not attempt to quantify or otherwise attempt to assign any relative or specific weights to the specific factors considered, and individual directors may have given differing weights to different factors.

   Background. During January and February 1999, Sanjay Kumar, President and Chief Operating Officer of Computer Associates, placed several telephone calls to Andrew J. Filipowski, President and Chief Executive Officer of the Company. Mr. Filipowski did not speak to Mr. Kumar. On February 1, 1999, the Company engaged CSFB to act as its financial advisor.

   During March 1999, Mr. Kumar, through a representative of CSFB, asked CSFB to arrange a meeting between Mr. Kumar and Mr. Filipowski for the purpose of discussing a possible business combination between the Company and Computer Associates. On March 17, 1999, the Company's Board of Directors authorized Mr. Filipowski to arrange a meeting with Mr. Kumar.

   Mr. Kumar and Mr. Filipowski met on the evening of March 22, 1999. During this meeting, Mr. Kumar indicated that Computer Associates was prepared to offer an all-cash transaction at a substantial premium to the Company's current stock price to acquire the Company. Mr. Filipowski indicated that he would discuss such proposal with the Board of Directors.

   The Company's Board of Directors met in the afternoon on March 23, 1999 to review the substance of the meeting between Mr. Kumar and Mr. Filipowski, received a financial presentation from CSFB and authorized management to pursue negotiations with Computer Associates.

   On March 24, 1999, the Company and Computer Associates entered into a confidentiality agreement. Later that evening, the Company began providing detailed legal and operating data to Computer Associates. From March 25, 1999 through March 29, 1999, members of the Company's management met with members of management of Computer Associates to discuss the Company's business, and representatives of Computer Associates and the Company participated in negotiations concerning a potential transaction.

   The Board of Directors met each evening from March 24 through March 27, 1999 to review the status of negotiations.

   On March 27 and 28, 1999, the parties met with their legal counsel and, in the case of the Company, financial advisors, in an effort to resolve the remaining transaction issues, including price, and to finalize the merger agreement. During the negotiations the price of $29.25 was agreed upon.

   On March 28, 1999, the Board of Directors of the Company met and discussed the status of the negotiations. At the meeting, CSFB made a financial presentation and delivered the CSFB Opinion. After discussing this analysis and certain other aspects of the transaction, the Board of Directors instructed its negotiating team to continue to negotiate remaining issues, including the break-up and other transaction fees.

   The Board of Directors reconvened early in the morning on March 29, 1999. After a discussion, the Board of Directors unanimously approved the Merger Agreement and the transactions contemplated thereby.

   The Merger Agreement was then executed and publicly announced on March 29, 1999. The Stockholder Option Agreement and the Consulting Agreements were also executed on March 29, 1999. On April 2, 1999, the Purchaser commenced the Offer.

Item 5. Persons Retained, Employed or to be Compensated.

   The Company retained CSFB as its financial advisor in connection with a possible transaction involving the Company. Pursuant to its agreement with the Company, CSFB (i) became entitled to receive $2,500,000 upon delivery of the CSFB Opinion, and (ii) will be entitled to receive, at or prior to the consummation of the Offer, a fee of approximately $18,500,000 based on the Offer Price. In addition, whether or not the Offer and the Merger is completed, the Company has agreed to reimburse CSFB for its out-of-pocket expenses, including the fees and disbursements of its counsel, and to indemnify CSFB and its partners, employees, agents, affiliates or controlling persons against certain liabilities relating to or arising out of its engagement, including liabilities under Federal securities laws.

   The Company and the Board of Directors understand that CSFB and its affiliates may provide financing to Computer Associates and its affiliates in connection with the transaction for which CSFB may receive customary fees. See "Item 9. Source and Amount of Funds" of Computer Associates' Offer to Purchase for details regarding the financing arrangements for the Offer.

   Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer and the Merger.

Item 6. Recent Transactions and Intent with Respect to Securities.

   (a) During the past sixty days, no transactions in the Shares have been effected by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate, or subsidiary of the Company, except as follows:

   In the past 60 days, non-qualified options were issued to Messrs. Filipowski, Humenansky, Cullinane, Slowey and Tatro. On February 9, 1999, Andrew J. Filipowski was issued options to purchase 125,000 options at an exercise price of $13.00 and on March 26, 1999, he was issued options to purchase 675,000 at an exercise price of 9.875. On February 9, 1999, Paul L. Humenansky was issued options to purchase 75,000 at an exercise price of $13.00 and on March 26, 1999, he was issued options to purchase 400,000 at an exercise price of $9.875. On February 9, 1999, Michael P. Cullinane was issued options to purchase 62,500 at an exercise price of $13.00 and on March 26, 1999, he was issued options to purchase 350,000 at an exercise price of $9.875. On February 9, 1999, Thomas A. Slowey was issued options to purchase 31,250 at an exercise price of $13.00 and on March 26, 1999, he was issued options to purchase options to purchase 220,000 at an exercise price of $9.875. On February 9, 1999, Paul A. Tatro was issued options to purchase options to purchase 25,000 at an exercise price of $13.00 and on March 26, 1999, he was issued options to purchase options to purchase 220,000 at an exercise price of $9.875.

   (b) Subject to Computer Associates' rights under the Stock Option Agreement, to the best knowledge of the Company, all of its executive officers and directors currently intend to tender pursuant to the Offer all Shares held of record or beneficially owned by them (other than Shares issuable upon exercise of Company Options and Shares, if any, which if tendered could cause such persons to incur liability under the provisions of Section 16(b) of the Exchange Act).

Item 7. Certain Negotiations and Transactions by the Subject Company.

   (a) Except as set forth herein, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary thereof; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

   (b) Except as set forth herein, there is no transaction, board resolution, agreement in principle or signed contract in response to the Offer that relates to or would result in one or more of the events referred to in Item 7(a) above.

Item 8. Additional Information to be Furnished.

 Section 203

   As a Delaware corporation, the Company is subject to Section 203 ("Section 203") of the Delaware Law. Section 203 would prevent an "Interested Shareholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "Business Combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an Interested Shareholder unless: (i) before such person became an Interested Shareholder, the board of directors of the corporation approved the transaction in which the Interested Shareholder became an Interested Shareholder or approved the Business Combination, (ii) upon consummation of the transaction which resulted in the Interested Shareholder becoming an Interested Shareholder, the Interested Shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock ownership plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an Interested Shareholder, the Business Combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of shareholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Shareholder. In accordance with the provisions of the Company's Certificate of Incorporation and Section 203, the Board of Directors of the Company has approved the Merger Agreement and the Purchaser's acquisition of Shares pursuant to the Offer and the Merger and the transactions contemplated thereby and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the related transactions.

 Antitrust

   Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares by the Purchaser pursuant to the Offer is subject to such requirements.

   Pursuant to the requirements of the HSR Act, Computer Associates filed the required Notification and Report Forms (the "Forms") with the Antitrust Division and the FTC on March 31, 1999, and the Company filed the Forms with such agencies on April 2, 1999. The statutory waiting period applicable to the purchase of Shares pursuant to the Offer is to expire at 11:59 P.M., New York City time, on Thursday, April 15, 1999. However, prior to such date, the Antitrust Division or the FTC may extend the waiting periods by requesting additional information or documentary material relevant to the acquisition. If such a request is made, the waiting period will be extended until 11:59 P.M., New York City time, on the tenth day after substantial compliance by the Purchaser with such request. Thereafter, such waiting periods can be extended only by court order. A request is being made pursuant to the HSR Act for early termination of the applicable waiting period. There can be no assurance, however, that the waiting period will be terminated early. The Merger Agreement provides that, if by the expiration of the Offer, the applicable waiting period under the HSR Act shall not have expired or been terminated, Merger Subsidiary shall, subject to the terms of the Merger Agreement, extend the Offer from time to time until such waiting period has expired or been terminated.

   The Antitrust Division and the FTC frequently scrutinize the legality of transactions under U.S. antitrust laws. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could, notwithstanding termination of the waiting period, take such action under U.S. antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of the Purchaser or the Company. Private parties may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

 Rights Agreement Amendment

   Prior to the execution of the Merger Agreement, the Board of Directors authorized, the Company executed, and prior to the commencement of the Offer, the Rights Agent executed, an amendment to the Rights Agreement (the "Rights Agreement Amendment"), which renders the Rights Agreement inapplicable to the Offer and the Merger by providing, among other things, that neither (a) the announcement, commencement or consummation of the Offer nor (b) the execution, delivery or performance of the Merger Agreement or the consummation of the transactions contemplated thereby will (i) cause Computer Associates or any of its affiliates to become an Acquiring Person, (ii) give rise to a Distribution Date or a Shares Acquisition Date or (iii) trigger certain other events specified in the Rights Agreement. The Rights Agreement provides that the Rights become exercisable upon the occurrence of certain triggering events, including the acquisition of 15% or more of the outstanding Shares. Should a triggering event occur, each holder of a Right (other than any holder whose action triggered the Rights) would generally be entitled to purchase Shares with a market value aggregating $250 for a price of $125. Except as expressly provided in the Rights Agreement Amendment, the Rights Agreement remains in full force in effect.

   A copy of the Rights Agreement Amendment has been filed as an exhibit to this Schedule 14D-9, and is incorporated herein by reference, and the foregoing summary is qualified in its entirety by reference thereto.

Item 9. Material to be Filed as Exhibits.

  Exhibit
  Number   Description
  -------  -----------
  1        Merger Agreement

  2        Agreement, dated March 29, 1999, among HardMetal, Inc., Andrew
           J. Filipowski, Paul L. Humenansky and Michael Cullinane, granting certain option and proxy rights.

  3        Consulting and Non-Competition Agreement, dated March 29,
           1999, between the Company and Andrew J. Filipowski.

  4        Consulting and Non-Competition Agreement, dated March 29,
           1999, between the Company and Michael Cullinane.

  5        Consulting and Non-Competition Agreement, dated March 29,
           1999, between the Company and Paul L. Humenansky.

  6        Rights Agreement Amendment

  7        Opinion of Credit Suisse First Boston Corporation, dated March
           28, 1999 (Attached to Schedule 14D-9 mailed to stockholders as Annex B)

  8        Consent of Credit Suisse First Boston Corporation

  9        Press Release of the Company and Computer Associates, issued
           March 29, 1999

 10        Confidentiality Agreement dated March 24, 1999 between
           Computer Associates and the Company

 11 Letter dated April 5, 1999 from Andrew J. Filipowski to the stockholders of the Company (Included with Schedule 14D-9 mailed to stockholders)

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 5, 1999                             PLATINUM technology International,
                                           inc.

                                                 /s/ Andrew J. Filipowski
                                            By: _______________________________
                                                   Andrew J. Filipowski
                                               President and Chief Executive
                                                          Officer

                                                                        ANNEX A

                Information Statement Pursuant to Section 14(f)
                    of The Securities Exchange Act of 1934
                           And Rule 14f-1 Thereunder

General

   This Information Statement is being mailed on or about April 5, 1999, with the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of PLATINUM technology International, inc. (the "Company") with respect to the Offer to Purchase dated April 2, 1999 (as supplemented, the "Offer to Purchase") of HardMetal, Inc. (the "Purchaser"), a wholly owned subsidiary of Computer Associates International, Inc. ("Computer Associates"). The Purchaser is offering to purchase all outstanding shares of Common Stock, par value $.001 per share (the "Common Stock") of the Company, together with the associated preferred share purchase rights, at a price of $29.25 per share, net to the seller in cash (the "Offer"). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 29, 1999 (the "Merger Agreement"), by and among Computer Associates, the Purchaser and the Company. You are receiving this Information Statement in connection with the possible election of persons designated by Computer Associates (the "Computer Associates Designees") to a majority of the seats on the Board of Directors (the "Board") of the Company pursuant to the Merger Agreement. The Merger Agreement is more fully described under Item 3 of the Schedule 14D-9, to which this Information Statement is attached as Annex A. Capitalized terms used and not defined herein have the meanings assigned to them in the Schedule 14D-9.

   The information with respect to the Computer Associates Designees has been supplied to the Company by Computer Associates for inclusion or incorporation by reference herein, and the Company assumes no responsibility for the accuracy or completeness of such information.

   This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

The Computer Associates Designees

   Pursuant to the Merger Agreement and subject to compliance with applicable law, upon the Purchaser's acceptance for payment of shares of Common Stock pursuant to the Offer, Computer Associates will be entitled to designate such number of directors on the Board as will constitute a majority of such directors. The foregoing notwithstanding, the Merger Agreement further provides that at least two directors who were directors of the Company as of the date of the Merger Agreement and who are not officers of the Company (each such director, an "Independent Director") shall continue to serve on the Board until the effectiveness of the Merger. The Company has agreed to take all action necessary to effect the election of the Computer Associates Designees to the Board, including, in connection therewith, increasing the size of the Board or seeking and obtaining the resignation of such number of its current directors or both to enable Computer Associates Designees to be elected to the Board as provided above.

   Computer Associates has informed the Company that it will choose the Computer Associates Designees from the directors and executive officers listed in Schedule I to the Purchaser's Offer to Purchase, a copy of which is being mailed to the Company's stockholders together with the Schedule 14D-9. Computer Associates has informed the Company that each of the directors and executive officers listed in Schedule I to the Offer of Purchase has consented to act as a director, if so designated. The information on such Schedule I is incorporated herein by reference. The business address of each such person is c/o Computer Associates International, Inc., One Computer Associates Plaza, Islandia, New York 11788-7000.

   It is expected that the Computer Associates designees may assume office at any time following the purchase by the Purchaser of the specified minimum number of shares of Common Stock pursuant to the Offer, which purchase cannot be earlier than April 30, 1999.

Certain Information Concerning the Company

   The shares of Common Stock constitute the only class of voting securities of the Company. As of the close of business on March 29, 1999, there were 101,282,612 shares of Common Stock outstanding. Each share of Common Stock entitles its record holder to one vote. Stockholders of the Company do not have cumulative voting rights. 1,768,421 of the Company's authorized shares of Class II Series B Preferred Stock, $.01 par value, have been issued.

The Current Members of the Board and Executive Officers of the Company

                                                                                 Served
                                                                                   as
                                                                                Director
Name                     Age               Position with Company                 Since
----                     --- -------------------------------------------------- --------
Michael P. Cullinane....  49 Executive Vice President, Chief Financial Officer,   1991
                             Treasurer and Director

Paul L. Humenansky......  41 Executive Vice President--Product Development,       1991
                             Chief Operations Officer and Director

Andrew J. Filipowski....  48 President, Chief Executive Officer and               1987
                             Chairman of the Board of Directors

Arthur P. Frigo(1)(2)...  57 Director                                             1997

Gian Fulgoni(1).........  51 Director                                             1991

James E. Cowie(1)(2)....  44 Director                                             1989

Steven D. Devick(1)(2)..  47 Director                                             1989

Thomas A. Slowey........  38 Executive Vice President--Sales

Paul A. Tatro...........  42 Executive Vice President--International

--------
(1) Member of Audit Committee.
(2) Member of Compensation Committee.

   Mr. Cullinane joined the Company in March 1988 as Senior Vice President and Chief Financial Officer, and was named Executive Vice President in March 1995. He has also served as the Company's Treasurer since April 1989 and served as its Secretary from April 1989 until October 1995. Mr. Cullinane is also a director of Vasco Data Security International, Inc., Made2Manage Systems, Inc. and Platinum Entertainment, Inc.

   Mr. Humenansky, a founder of the Company, was appointed Chief Operations Officer of the Company effective January 1993. Mr. Humenansky also serves as Executive Vice President--Product Development, a position he has held since the Company's formation in April 1987. Mr. Humenansky is also a director of Platinum Entertainment, Inc.

   Mr. Filipowski, a founder of the Company, has been President, Chief Executive Officer and Chairman of the Board of Directors since the Company's formation in April 1987. Mr. Filipowski is also a director of System Software Associates, Inc., Blue Rhino Corporation and Platinum Entertainment, Inc., a publicly held integrated music recording and publishing company.

   Mr. Frigo is a private investor and was the owner and Chairman of M.B. Walton, a consumer products company, until its sale in January 1998. He is currently the Chairman and Chief Executive Officer of Igoplx Inc., a Chicago-based consumer venture company, and also serves on the Board of Directors of The Levy Organization, Maxrad, Precision Extrusions, LaRabida Children's Hospital and the Landmark Preservation Council of Illinois.

   Mr. Fulgoni is a consultant to various companies, including Information Resources, Inc. ("IRI"), which provides a variety of information services (primarily to consumer packaged goods companies) and computer decision support services. He served as Chief Executive Officer of IRI from 1991 through 1998. From 1991 to April 1995, Mr. Fulgoni also served as Chairman of IRI, from 1989 to 1991 he served as its Vice Chairman, and from 1981 to 1989 he was its President. Mr. Fulgoni is currently a director of IRI.

   Mr. Cowie has been a General Partner of Frontenac Company, a Chicago-based venture capital firm, since February 1989. Mr. Cowie is also a director of 3Com Corporation.

   Mr. Devick is currently the President, Chief Executive Officer and Chairman of the Board of Directors of Platinum Entertainment, Inc., which he co-founded in 1992. He is also a Director of Blue Rhino Corporation and several private companies.

   Mr. Slowey has served as Executive Vice President--Sales since joining the Company in March 1988.

   Mr. Tatro joined the Company in October 1987 as Director of Education and was appointed Senior Vice President--Field Support and Affiliates in January 1990, a position he held until March 1995, when he was named Executive Vice President--International Operations.

Director Compensation

   All non-employee directors of the Company are paid an annual fee of $10,000 and approximately 7,500 shares of Common Stock. In addition, each non-employee director participates in the Amended and Restated PLATINUM technology, inc. 1993 Directors' Stock Option Plan (the "Directors' Plan"). Pursuant to the Directors' Plan, each non-employee director is granted, on the date of each annual meeting after which such director continues to serve on the Board of Directors, an option to purchase 10,000 shares of Common Stock at the fair market value of the Common Stock on such date. The Company provides no retirement benefits to non-employee directors. Directors who are also employees of the Company receive no additional compensation from the Company for services rendered in their capacity as directors.

Meetings

   During the year ended December 31, 1998, the Board of Directors held eight formal meetings. Each of the Company's current directors attended at least 75% of the aggregate of the total number of meetings held during 1998 by the Board and the total number of meetings held during 1998 by Committees on which he served.

Committees of the Board of Directors

   The Board of Directors has established an Audit Committee and a Compensation Committee. Both the Audit Committee and the Compensation Committee are currently composed entirely of directors who are not officers or employees of the Company. The Company does not have a standing nominating committee.

   The Audit Committee generally has responsibility for recommending independent auditors to the Board of Directors for selection, reviewing the plan and scope of the annual audit, reviewing the Company's audit and control functions and reporting to the full Board of Directors regarding all of the foregoing. The Audit Committee held two formal meetings in 1998.

   The Compensation Committee generally has responsibility for recommending to the Board guidelines and standards relating to the determination of executive compensation, reviewing the Company's executive compensation policies and reporting to the Board of Directors regarding the foregoing. The Compensation Committee also has responsibility for administering the Company's incentive compensation plans, which includes establishing performance goals and related cash incentive award opportunities and determining the number (if any) of options to be granted to the Company's executive officers pursuant to such plans, and reporting to the Board of Directors regarding the foregoing. The Compensation Committee conferred by telephone on a number of occasions and held two formal meetings in 1998.

Section 16(a) Beneficial Ownership Reporting Compliance

   Section 16 of the Securities Exchange Act of 1934, as amended (the "Act"), requires the Company's officers (as defined under Section 16) and directors and persons who own greater than 10% of a registered class of the Company's equity securities to file reports of ownership and changes in ownership with the Securities and Exchange Commission (the "Commission"). Based solely on a review of the forms it has received and on written representations from certain reporting persons that no such forms were required for them, the Company believes that, except as discussed below, during 1998 all Section 16 filing requirements applicable to its officers, directors and greater than 10% beneficial owners were complied with by such persons.

   Mr. Humenansky inadvertently failed to file timely a Form 4 for a transaction occurring in July 1998. The Form 4 was filed in December 1998.

   Mr. Slowey inadvertently failed to file timely a Form 4 for a transaction occurring in July 1998. The Form 4 was filed in December 1998.

   Mr. Devick inadvertently failed to file timely a Form 4 for a transaction occurring in May 1998. The transaction was reported on Mr. Devick's 1998 Form 5.

                             SUMMARY COMPENSATION

   The following table provides information concerning the annual and long-term compensation for services in all capacities to the Company for the years ended December 31, 1998, 1997 and 1996 of those persons who were at December 31, 1998 (i) the Chief Executive Officer and (ii) the four other executive officers of the Company (collectively, with the Chief Executive Officer, the "Named Officers").

                          Summary Compensation Table

                                                                     Long-Term
                                      Annual Compensation           Compensation
                               ---------------------------------       Awards
                                                       Other         Securities
   Name and Principal                                  Annual        Underlying           All Other
        Position          Year Salary ($) Bonus ($) Compensation    Options (#)        Compensation ($)
   ------------------     ---- ---------- --------- ------------    ------------       ----------------
Andrew J. Filipowski,     1998  $888,000  $666,000    $62,911(1)      800,000              $299,294(2)
 President, Chief         1997   772,000   772,000        --          500,000               264,590(3)
 Executive
 Officer and Chairman of  1996   702,000       --         --              --                222,010
 the Board

Paul L. Humenansky,       1998   584,000   350,400        --          491,250               100,123(3)
 Chief Operations         1997   508,000   406,400        --          300,000               108,001
 Officer and Executive    1996   462,000       --         --              --                 90,904
 Vice President--Product
 Development

Michael P. Cullinane,     1998   564,000   338,400        --          418,750                85,192(4)
 Executive Vice           1997   490,000   392,000        --          250,000                97,150
 President, Chief         1996   445,500       --         --              --                 83,036
 Financial Officer and
 Treasurer

Thomas A. Slowey,         1998   345,000   129,375        --          218,750                28,460(5)
 Executive Vice           1997   300,000   150,000        --          125,000                22,313
 President--Sales         1996   273,000       --         --              --                 22,171

Paul A. Tatro,            1998   345,000   129,375        --          182,500                24,904
 Executive Vice           1997   300,000   150,000        --          100,000                21,192(6)
 President
 --International          1996   273,000       --         --              --                 21,923
 Operations

--------
(1) Represents perquisites received by the Named Officer, including $50,600 in personal use of the Company's corporate jet.
(2) Includes $4,800 in company matching contributions pursuant to the Company's 401(k) Savings Plan (the "Savings Plan"), $167,959 in premiums paid by the Company for term life and disability insurance, $17,662 in premiums paid by the Company for the term portion of split-dollar life insurance, and $108,873 representing the dollar value of the benefit to the Named Officer of the remainder of the premiums paid by the Company for the split-dollar life insurance.
(3) Includes $4,800 in Company matching contributions pursuant to the Savings Plan, $7,592 in Company matching contributions pursuant to the Company's Deferred Compensation Plan, $14, 719 in premiums paid by the Company for term life and disability insurance, $4,612 in premiums paid by the Company for the term portion of split-dollar life insurance, and $68,400 representing the dollar value of the benefit to Named Officer of the remainder of the premiums paid by the Company for the split-dollar life insurance.
(4) Includes $4,800 in Company matching contributions pursuant to the Savings Plan, $20,315 in premiums paid by the Company for term life and disability insurance, $5,793 in premiums paid by the Company for the term portion of split-dollar life insurance, and $54,284 representing the dollar value of the benefit to the Named Officer of the remainder of the premiums paid by the Company for the split-dollar life insurance.
(5) Includes $4,800 in Company matching contributions pursuant to the Savings Plan, $4,485 in Company matching contributions pursuant to the Company's Deferred Compensation Plan, $1,042 in premiums paid by the Company for the term portion of split-dollar life insurance, and $18,133 representing the dollar value of the benefit to the Named Officer of the remainder of the premiums paid by the Company for the split-dollar life insurance.
(6) Includes $4,800 in Company matching contributions pursuant to the Savings Plan, $2,185 in Company matching contributions pursuant to the Company's Deferred Compensation Plan, $1,204 in premiums paid by the Company for the term portion of split-dollar life insurance, and $16,715 representing the dollar value of the benefit to the Named Officer of the remainder of the premiums paid by the Company for the split-dollar life insurance.

   Option Grants in 1998. The following table provides information on grants of stock options during fiscal 1998 to the Named Officers. No stock appreciation rights were granted to the Named Officers during fiscal 1998.

                             Option Grants In 1998

                                                                                Potential Realizable
                                                         Individual               Value at Assumed
                           Number of                       Grants              Annual Rates of Stock
                           Securities   Percent of Total  Exercise             Price Appreciation for
                           Underlying   Options Granted   or Base                  Option Term(1)
                            Options     to Employees in    Price    Expiration ----------------------
Name                     Granted (#)(2)  Fiscal Year(3)    ($/Sh)      Date      5% ($)     10% ($)
----                     -------------- ---------------- ---------- ---------- ---------- -----------
Andrew J. Filipowski....    600,000           6.4%        $23.6875   06/18/08  $8,938,165 $22,651,065
                             75,000           0.8%         13.9375   10/19/08     657,391   1,665,959
                            125,000           1.3%         21.1875   12/09/08   1,665,588   4,220,927

Paul L. Humenansky......    360,000           3.8%         23.6875   06/18/08   5,362,899  13,590,639
                             56,250           0.6%         13.9375   10/19/08     493,044   1,249,469
                             75,000           0.8%         21.1875   12/09/08     999,353   2,532,556

Michael P. Cullinane....    300,000           3.2%         23.6875   06/18/08   4,469,082  11,325,532
                             56,250           0.6%         13.9375   10/19/08     493,044   1,249,469
                             62,500           0.7%         21.1875   12/09/08     832,794   2,110,464

Thomas A. Slowey........    150,000           1.6%         23.6875   06/18/08   2,234,541   5,662,766
                             37,500           0.4%         13.9375   10/19/08     328,696     832,979
                             31,250           0.3%         21.1875   12/09/08     416,397   1,055,232

Paul A. Tatro...........    120,000           1.3%         23.6875   06/18/08   1,787,633   4,530,213
                             37,500           0.4%         13.9375   10/19/08     328,696     832,979
                             25,000           0.3%         21.1875   12/09/08     333,118     844,185

--------
(1) Potential realizable value is presented net of the option exercise price but before any federal or state income taxes associated with exercise. These amounts represent certain assumed rates of appreciation only. Actual gains will be dependent on the future performance of the Common Stock and the option holder's continued employment throughout the vesting period. The amounts reflected in the table may not necessarily be achieved.
(2) Options granted are both non-qualified and incentive stock options. Subject to certain restrictions, these options become exercisable in four equal annual installments, beginning on the first anniversary of the date of grant.
(3) The percentages shown do not reflect options granted in 1998 by companies acquired by the Company.

   Aggregated Option Exercises in 1998 and Year-End 1998 Option Values. The following table provides information on the Named Officers' option exercises in 1998 and unexercised options at December 31, 1998.

      Aggregated Option Exercises in 1998 and Year-End 1998 Option Values

                                                           Number of
                                                     Securities Underlying
                           Shares                         Unexercised          Value of Unexercised
                          Acquired                        Options at          In-The-Money Options at
                         on Exercise     Value         Year-End 1998 (#)       Year-End 1998 ($)(1)
                             (#)       Realized    ------------------------- -------------------------
Name                     Exercisable Unexercisable Exercisable Unexercisable Exercisable Unexercisable
----                     ----------- ------------- ----------- ------------- ----------- -------------
Andrew J. Filipowski....   385,000    $8,355,605    2,057,502    1,131,250   $13,452,176  $1,754,297

Paul L. Humenansky......   179,625     3,452,289      731,937      689,688     3,080,650   1,098,538

Michael P. Cullinane....         0             0      769,062      567,188     5,190,384     939,163

Thomas A. Slowey........    15,000       443,712      337,875      296,875     2,172,302     541,602

Paul A. Tatro...........         0             0      279,657      241,875     1,451,468     437,305

--------
(1) The value per option is calculated by subtracting the exercise price from the closing price of the Common Stock on the Nasdaq National Market on December 31, 1998, which was $19.125.

   Employment Agreements. Effective March 1, 1991, the Company entered into employment agreements with Messrs. Filipowski, Humenansky and Cullinane. These agreements were amended and restated as of March 1, 1999. Mr. Filipowski's employment agreement provides for an initial base salary of $972,000 plus bonus compensation. Mr. Humenansky's employment agreement provides for an initial base salary of $642,000 plus bonus compensation. Mr. Cullinane's employment agreement provides for an initial base salary of $620,000 plus bonus compensation. Each of the employment agreements provides that the base salary is subject to review and cannot be reduced without the consent of the executive. The agreements provide that all bonus arrangements for Messrs. Filipowski, Humenansky and Cullinane are established by the Compensation Committee of the Board of Directors. All of the employment agreements also provide for continuation of salary, bonuses and fringe benefits during the "Payout Period" (as defined below) following the executive's termination of employment with the Company for any reason other than "Good Cause," as defined in such agreement, or if the termination occurs within a certain time period before or after a "Change in Control" (as defined below) of the Company, and for continued medical, dental, disability and life insurance coverage until age 65 following the executive's termination of employment with the Company for any reason. In the case of medical and dental coverage, the coverage is extended to each executive's spouse and to the time such individuals become entitled to coverage under Medicare. The Payout Period under each of the employment agreements is three years from the date of termination (18 months in the case of a voluntary termination by the executive), unless the termination is the result of a "Change in Control," in which case, the Payout Period is five years. Under these agreements, a "Change in Control" of the Company includes (a) certain reorganizations, consolidations or mergers of the Company, (b) certain transfers of all or substantially all of the assets of the Company, (c) the approval by the Company's stockholders of a plan of liquidation or dissolution, (d) a change in the Company's Board of Directors such that a majority of the members of the Company Board are not "continuing" directors, and (e) a person's acquiring 20% or more of (i) the outstanding shares of Common Stock or (ii) the combined voting power of the Company's then outstanding securities, with certain exceptions.

Compensation Committee Interlocks and Insider Participation

   Messrs. Cowie, Devick and Frigo were the members of the Company's Compensation Committee during 1998. Mr. Filipowski is an executive officer of Platinum Venture Partners, Inc. ("PVP"), and is the sole director of, and makes compensation decisions for, PVP. Mr. Devick is an executive officer of Platinum Entertainment, Inc. ("PEI"), and Messrs. Filipowski, Humenansky and Cullinane, all of whom are executive officers of the Company, are directors of PEI. Messrs. Filipowski and Cullinane are also members of the Compensation Committee of PEI.

   The Company acquired Mastering, Inc. ("Mastering") pursuant to an Agreement and Plan of Merger dated as of February 18, 1998 (the "Merger Agreement"). Mr. Filipowski, the President, Chief Executive Officer and Chairman of the Board of the Company, and Mr. Cowie, a director of the Company, were both also directors of Mastering, Mr. Filipowski held options to purchase 34,800 shares of common stock of Mastering (which were granted to him in his capacity as a director of Mastering) and, through Platinum Venture Partners I L.P. and Platinum Venture Partners II L.P. (together referred to as the "Platinum Ventures"), indirectly held approximately 22,000 shares of common stock of Mastering. Mr. Cowie held options to purchase 34,800 shares of common stock of Mastering (granted to him in his capacity as a director of Mastering). Neither Mr. Filipowski nor Mr. Cowie participated in the original deliberations or vote of the Board of Directors or the board of directors of Mastering with respect to the Merger Agreement. The Platinum Ventures owned a total of approximately 335,000 shares of common stock of Mastering. Mr. Filipowski is the President, Chief Executive Officer and a stockholder of PVP, the general partner of each of the Platinum Ventures, and is a limited partner of each of the Platinum Ventures. Additionally, each of the other executive officers and directors of the Company indirectly owned shares of common stock of Mastering (collectively totalling more than 20,000 shares).

                     SECURITY OWNERSHIP OF MANAGEMENT AND
                            PRINCIPAL STOCKHOLDERS

   The following table sets forth, as of March 23, 1999, unless otherwise indicated below, certain information with respect to the beneficial ownership of the Common Stock by (i) each person known by the Company to own beneficially more than 5% of the outstanding shares of the Common Stock, (ii) each director of the Company, (iii) each of the Named Officers and (iv) all executive officers and directors of the Company as a group.

                                                            Amount and
                                                            Nature of   Percent
                                                            Beneficial    of
Name and Address                                           Ownership(1)  Class
----------------                                           ------------ -------
Andrew J. Filipowski (2)..................................  5,232,617     5.8%

T. Rowe Price Associates, Inc. (3)........................  5,508,073     6.3

The Prudential Insurance Company of America (4)...........  6,305,764     7.2

Jennison Associates LLC (5)...............................  6,147,510     7.0

Putnam Investments, Inc. (6)..............................  6,449,344     7.0

J & W Seligman (7)........................................  4,297,966     5.0

Michael P. Cullinane (8)..................................    861,304       *

Paul L. Humenansky (9)....................................    740,978       *

Steven D. Devick (10).....................................    107,651       *

Thomas A. Slowey (11).....................................    348,490       *

Paul A. Tatro (12)........................................    361,657       *

Gian Fulgoni (13).........................................     32,600       *

James E. Cowie (14).......................................     42,185       *

Arthur P. Frigo (15)......................................     13,200       *

All Executive Officers and Directors as a Group (9
 persons) (16)............................................  7,740,682     8.4

--------
*   Less than one percent
 (1) Unless otherwise indicated below, the persons in the above table have sole voting and investment power with respect to all shares shown as beneficially owned by them.
 (2) Includes (a) 2,057,502 shares which may be acquired pursuant to the exercise of stock options held by Mr. Filipowski within 60 days of March 23, 1999, (b) 189,000 shares held by a foundation established by Mr. Filipowski and (c) an aggregate of 547,994 shares held by the Platinum Ventures Partners I, L.P. and Platinum Venture Partners II, L.P. Mr. Filipowski disclaims beneficial ownership of the shares held by the foundation. Mr. Filipowski disclaims beneficial ownership of the shares held by the Platinum Ventures, except to the extent of his pecuniary interest. The shares owned by Mr. Filipowski are subject to a "put/call collar" arrangement with a brokerage firm. The address of Mr. Filipowski is c/o PLATINUM technology, inc., 1815 South Meyers Road, Oakbrook Terrace, Illinois 60181.
 (3) As reported on a Schedule 13G/A filed with the Securities and Exchange Commission (the "Commission") on February 12, 1999 (the "Price 13G") by
     T. Rowe Price Associates, Inc. ("Price Associates"). According to the Price 13G, Price Associates has sole voting power with respect to 378,300 shares and sole dispositive power with respect to all 5,508,073 shares. The address of Price Associates and Price Fund is 100 E. Pratt Street, Baltimore, Maryland 21202.

 (4) As reported on a Schedule 13G/A filed with the Commission on January 29, 1999 (the "Prudential 13G") by the Prudential Insurance Company of America ("Prudential"). According to the Prudential 13G, Prudential has sole voting power and sole dispositive power with respect to 12,400 shares, shared voting power with respect to 5,790,164 shares and shared dispositive power with respect to 6,293,364 shares. The address of Prudential is 751 Broad Street, Newark, New Jersey 07102-3777.
 (5) As reported on a Schedule 13G/A filed with the Commission on February 11, 1999 (the "Jennison 13G") by Jennison Associates LLC ("Jennison"). According to the Jennison 13G, Jennison has sole voting power with respect to 2,229,147 shares, shared voting power with respect to 3,415,163 shares and shared dispositive power with respect to all 6,147,510 shares. The address of Jennison is 466 Lexington Ave., New York, New York 10017.
 (6) As reported on a Schedule 13G/A filed with the Commission on February 11, 1999 (the "Putnam 13G") jointly by Marsh & McLennan Companies, Inc. ("Marsh"), Putnam Investments, Inc. ("Putnam Investments"), Putnam Investment Management, Inc. ("Putnam Management") and the Putnam Advisory Company, Inc. ("Putnam Advisory"). According to the Putnam 13G Putnam Investments has shared voting power with respect to 453,101 shares and shared dispositive power with respect to 4,297,966 shares, Putnam Management has shared dispositive power with respect to 3,278,921 shares, Putnam Advisory has shared voting power with respect to 453,101 shares and shared dispositive power with respect to 1,019,045 shares. The address of Putnam Management, Putnam Investment and Putnam Advisory is One Post Office Square, Boston, Massachusetts 02109.
 (7) As reported on Schedule 13G filed with the Commission on February 9, 1999 (the "Morris 13G") jointly by J&W Seligman Co. Incorporated ("Seligman") and William C. Morris ("Morris"). According to the Morris 13G, Seligman and Morris each have shared voting power with respect to 5,981,800 shares and shared dispositive power with respect to 6,449,344.
 (8) Includes (a) 769,062 shares which may be acquired pursuant to the exercise of stock options held by Mr. Cullinane within 60 days of March 23, 1999 and (b) 6,211 shares allocated to his account under the Company's Stock Purchase Plan.
 (9) Includes (a) 731,937 shares which may be acquired pursuant to the exercise of stock options held by Mr. Humenansky within 60 days of March 23, 1999 and (b) 5,364 shares allocated to his account under the Company's Stock Purchase Plan.
(10) Includes 15,267 shares which may be acquired pursuant to the exercise of stock options held by Mr. Devick within 60 days of March 23, 1999.
(11) Includes (a) 344,125 shares which may be acquired pursuant to the exercise of stock options held by Mr. Slowey within 60 days of March 23, 1999 and (b) 3,167 shares allocated to his account under the Company's Stock Purchase Plan.
(12) Includes (a) 279,657 shares which may be acquired pursuant to the exercise of stock options held by Mr. Tatro within 60 days of March 23, 1999, and (b) 41,000 shares held as co-trustee, with his wife, of trusts for their benefit.
(13) Represents shares which may be acquired pursuant to the exercise of stock options held by Mr. Fulgoni within 60 days of March 23, 1999.
(14) Represents shares which may be acquired pursuant to exercise of stock options held by Mr. Cowie within 60 days of March 23, 1999.
(15) Represents shares which may be acquired pursuant to the exercise of stock options held by Mr. Frigo exercisable within 60 days of March 23, 1999.
16) Includes 4,285,535 shares which may be acquired pursuant to the exercise of stock options within 60 days of March 23, 1999.

                                                                         ANNEX B



March 28, 1999

Board of Directors
PLATINUM technology International, inc.
1815 South Meyers Road
Oakbrook Terrace, IL 60181

Dear Sirs:

   You have asked us to advise you with respect to the fairness from a financial point of view of the Per Share Price (as defined below) to be received by the holders of common stock, par value $0.001 per share, of PLATINUM technology International, inc. (the "Company") (the "Company Common Stock"), other than Computer Associates International, Inc. and its affiliates (the "Acquiror"), pursuant to the terms of the Agreement and Plan of Merger, dated as of March 29, 1999 (the "Agreement"), among the Company, the Acquiror and the "Merger Subsidiary" (as defined in the Agreement). The Agreement provides, among other things, that the Merger Subsidiary will commence an offer (the "Offer") to purchase all of the outstanding shares of Company Common Stock at a price of $29.25 per share (the "Per Share Price") of Company Common Stock net to the seller in cash. It is our understanding that following consummation of the Offer, the Merger Subsidiary will be merged with and into the Company and the Company will become a wholly owned subsidiary of the Acquiror (the "Merger" and together with the Offer the "Acquisition") and each remaining outstanding share of Company Common Stock and each outstanding share of Series B preferred stock, par value $0.01 per share, of the Company, other than dissenting shares, will be converted into the right to receive the Per Share Price.

   In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to the Company, as well as the Agreement. We have also reviewed certain other information, including financial forecasts, provided to us by the Company and have met with the Company's management to discuss the business and prospects of the Company.

   We have also considered certain financial and stock market data of the Company, and we have compared that data with similar data for other publicly held companies in businesses that we deemed to be similar to the Company and we have considered the financial terms of certain other business combinations and other transactions which have recently been effected and that we deemed to be relevant. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

   In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on such information being complete and accurate in all material respects. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. We were not requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company.

   We have acted as financial advisor to the Board of Directors in connection with the Acquisition and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Offer. We will also receive a fee for rendering this opinion. In addition, as you know, we and our affiliates may provide financing for the Acquiror in connection with the Acquisition for which we may receive customary fees. In the past, we have performed certain investment banking services for the Company and the Acquiror and have received customary fees for such services.

   In the ordinary course of our business, we and our affiliates may actively trade the debt and equity securities of both the Company and the Acquiror for our and such affiliates' own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

   It is understood that this letter is for the information of the Board of Directors in connection with its consideration of the Acquisition and is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without our prior written consent. In addition, this letter does not constitute a recommendation to any stockholder as to whether or not such stockholder should tender shares pursuant to the Offer or how such stockholder should vote on the proposed Merger.

   Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Per Share Price to be received by the holders of Company Common Stock in the Offer and the Merger is fair to such stockholders, other than the Acquiror, from a financial point of view.

                                          Very truly yours,

                                          Credit Suisse First Boston
                                           Corporation

                                                /s/ Joseph T. Josephson
                                          By: _________________________________
                                                    Joseph T. Josephson
                                                     Managing Director

                                      B-2